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                                                                   EXHIBIT 23.1

                        Consent of Independent Auditors



We consent to the reference to our firm under the caption "Experts" in Amendment No. 3 to Registration Statement Form S-4 No. 333-24907 and related Prospectus pertaining to the exchange offering of $153,241,000 principal amount of 12 3/4% Cumulative Exchangeable Preferred Stock of Granite Broadcasting Corporation and the inclusion of 1) our report dated January 24, 1997, with respect to the consolidated financial statements and schedule of Granite Broadcasting Corporation for each of the three years in the period ended December 31, 1996; and 2) our report dated January 17, 1997, with respect to the financial statements of WXON-TV for each of the two years in the period ended September 30, 1996.

                                                   /s/ Ernst & Young LLP


New York, New York
June 25, 1997